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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cammack LaRhette Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street, Suite 100
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL R. CARTER 781-997-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & Mckee, LLP (528)
(Name – *if individual, state last, first, middle name*)

Financial Plaza 221 So. Warren St. (Address), Syracuse (City) NY (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cammack Larhette Brokerage, Inc., as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK J SIMPSON
Notary Public-Maine
My Commission Expires
November 26, 2020

Mark Simpson
Notary Public

Michael Carter
Signature

FINOPS
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cammack LaRhette Brokerage, Inc.

Financial Statements

And

Supplementary Information

* * *

December 31, 2014

Table of Contents:

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 24, 2015

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have audited the accompanying financial statements of Cammack LaRhette Brokerage, Inc. (an S Corporation) (the "Company"), which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cammack LaRhette Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cammack LaRhette Brokerage, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of net capital has been subjected to audit procedures performed in conjunction with the audit of Cammack LaRhette Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cammack LaRhette Brokerage, Inc.'s management. Our audit procedures included determining whether the

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
BALANCE SHEET
December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents (Note 1)	$	232,764
FINRA deposit		6,417
Commissions receivable (Note 1)		84,227
Prepaid expenses		14,422
Total current assets		337,830
Equipment, less accumulated depreciation of $18,056		-
Total Assets	$	337,830
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	1,081
Accrued expenses		10,350
Total Current liabilities		11,431
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Retained earnings		326,299
Total Stockholder's equity		326,399
Total Liabilities and Stockholder's Equity	$	337,830

See accompanying notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Recurring flat fee / commissions	$ 1,077,936
Recurring Consulting	25,557
Total Revenue	1,103,493
Expenses	
General and administrative expenses	59,508
Business development expenses	30,813
Travel and entertainment	685
Depreciation	860
Total expenses	91,866
Income before other income (expense) and income taxes	1,011,627
Other income (expense)	
Interest income	99
Management fees (Note 2)	(710,000)
Total other expense	(709,901)
Income from continuing operations before income taxes	301,726
Provision for income taxes	
Current	7,980
Total provision for income taxes	7,980
Net income	$ 293,746

See accompanying notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2013	100	$ 100	$ 532,553	$ 532,653
Stockholder's distributions (Note 2)	-	-	(500,000)	(500,000)
Net income	-	-	293,746	293,746
Balance at December 31, 2014	100	$ 100	$ 326,299	$ 326,399

See accompanying notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 293,746
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	860
Increase in FINRA deposit	(3,458)
Changes in assets:	
Decrease in commissions receivables	12,859
Decrease in prepaid expenses	19,507
Changes in liabilities:	
Decrease in accounts payable	(13,732)
Net cash provided by operating activities	309,782
Cash flows from financing activities:	
Stockholder's distributions	(500,000)
Net cash used for financing activities	(500,000)
Net decrease in cash and cash equivalents	(190,218)
Cash and cash equivalents, beginning of year	422,982
Cash and cash equivalents, end of year	$ 232,764

See accompanying notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.

(An S Corporation)

Notes to Financial Statements

*Note 1 - **Summary of significant accounting policies***

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts and effective February 1, 2007, became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. ("the Parent") pursuant to an acquisition. The Company provides hospitals and other similar on-profit and for profit groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers and direct consulting.

Revenue recognition - Commissions are computed: 1) as a percentage of the amount of funds that the employees/employer of the Company's clients invests in their retirement accounts; 2) as a percentage of the total assets invested by the employee and employer; and 3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the amounts computed by the vendors.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables and credit policies - Commissions receivables are unsecured customer obligations which are due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over 180 days old are considered delinquent. There were no delinquent accounts at December 31, 2014.

The carrying amount of accounts receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2014, management believes that an allowance for doubtful accounts is not required.

Equipment **-** Office equipment is recorded at cost. Depreciation for financial statement purposes is computed on the straight-line methods over the estimated useful life of seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When office equipment is sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income.

Concentration of credit risk **-** The majority of the Company's income is derived from service fees/commissions earned from sales of products by a select group of investment companies. In 2014, approximately 11% of service fees/commissions earned came from a company. Outstanding receivables at December 31, 2014, are due principally from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events **-** Management has evaluated subsequent events through February 24, 2015, the date that the financial statements were available for issue.

Income taxes **-** For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal purposes and most states, the liability for Federal and certain state income taxes are passed through to the stockholder whether or not the income-giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for income taxes was $7,980 in 2014.

The Company has reviewed its operations for uncertain tax positions and believes that there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2011.

Use of estimates **-** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related party transactions

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent $710,000 for management fees for the year ended December 31, 2014. The Company paid distributions to the Parent of $500,000 for the year ended December 31, 2014. On December 31, 2013, the outstanding common stock of the Parent was purchased by a third party.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). The minimum net capital requirement is the greater of; 6 2/3% of aggregate indebtedness or the minimum dollar amount ($5,000). At December 31, 2014, the Company had net capital of $241,414, which was $236,414 in excess of its required net capital of $5,000. The Company's net capital ratio was .0473 to 1 at December 31, 2014.

Supplemental Information

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
SCHEDULE OF NET CAPITAL
December 31, 2014

Total stockholder's equity	$ 326,399
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	-
Total capital and allowable subordinated liabilities	326,399
Non-allowable assets deductions and/or charges:	
Accounts receivable	64,146
Furnishings and equipment	-
Prepaid expenses and other current assets	20,839
Total other deductions and/or charges	84,985
Net capital	$ 241,414
Total liabilities per balance sheet	$ 11,430
Aggregate indebtedness	$ 11,430
Computation of basic capital requirements:	
Minimum net capital requirement	$ 762
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	**$ 5,000**
Excess net capital	$ 236,414
Excess net capital at 120% of minimum required	$ 235,414
Ratio - Aggregate indebtedness to net capital	4.73%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2014.

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 24, 2015

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have reviewed management's statements, included in the accompanying statement of exemption, in which (1) Cammack LaRhette Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cammack LaRhette Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Cammack LaRhette Brokerage, Inc. stated that Cammack LaRhette Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cammack LaRhette Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cammack LaRhette Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

Statement of Exemption:

Exemption Report: Cammack LaRhette Brokerage, Inc.

SEC Registration No.: 8-53117

FINRA Registration No. : 109906

SEC Rule 15c3-3(k)(1) Exemption

Broker/dealers that operate with a minimum net capital requirement of $5,000 per SEC Rule 15c3-1(2)(vi) and claim the (k)(2)(ii) exemption under SEC Rule 15c3-3 could become subject to a $250,000 minimum net capital requirement if they receive checks made payable to them. Simply, a broker/dealer is deemed to receive customer funds if the customer's check is made payable to the broker/dealer. However, if an introducing firm receives such a check but promptly instructs customers to make checks payable to the clearing broker/dealer, the firm would not be found to be receiving customer funds. The firm should maintain a record of such instructions, *i.e.*, letter to the customer or memorandum detailing the conversation, to protect its $5,000 net-capital status.

To the best of its knowledge and belief, the company states the following:

- The firm is a minimum net capital broker dealer ($5,000 Net Capital Requirement) and does not hold any customer accounts or funds. It does not act as a transfer agent for any customer funds and does not accept any payments by cash or check from customers. The policies and procedures for the firm clearly state the process to document and immediately return any such funds that may be received by the firm.
- The firm met the exemption provisions noted above without exception for the calendar year 2014.

I, ___Michael Carter________________________________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Michael Carter

Title: Vice President & CCO

Date: 2/24/15